July 20, 2012

VIA EDGAR

Janet Grossnickle

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CorePointe Group, LLC

No. 812-13925

Request for Withdrawal of Application

Dear Ms. Grossnickle:

On July 18, 2011, CorePointe Group LLC, Cerberus Capital Management, L.P. (“CCM”), and certain entities affiliated with CCM filed an application for an order pursuant to sections 57(c) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and rule 17d-1 under the Act, to permit certain joint transactions that otherwise may be prohibited by section 57(a)(4) of the Act (the “Original Application”) (CorePointe Group LLC, CCM and the entities affiliated with CCM that filed the Application or an amendment thereto, as the context requires, the “Applicants”). The Applicants filed Amendment No. 1 to the Application on October 20, 2011 and filed Amendment No. 2 to the Application on March 26, 2012 (the Original Application, as amended by such amendments, the “Application”).

On behalf of our clients, the Applicants, we hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto. Further, the Applicants confirm that no action has been, nor will be, taken in reliance on the relief requested by the Application.

Should you have any questions regarding this request, please feel free to contact me at (973) 597-2552.

Sincerely,

/s/ Michael J. Reinhardt

Michael J. Reinhardt

cc:	Leland F. Wilson, CorePointe Group LLC

Mark A. Neporent, Cerberus Capital Management, L.P.

Robert G. Minion, Esq., Lowenstein Sandler PC